1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 17, 2006

For the month of March 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 4/17/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on March 23, 2006: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on March 24, 2006: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on March 31, 2006: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on April 7, 2006: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on April 7, 2006: February Revenue

99.6	Announcement on April 14, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/15~2006/03/22

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 41; average unit price: $14,276,731 NTD; total transaction price: $585,345,979 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.2

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/28~2006/03/23

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 11; average unit price: $49,658,525 NTD; total transaction price: $546,243,775 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.3

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/27~2006/03/30

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 10; average unit price: $69,634,075 NTD; total transaction price: $696,340,750 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor (Singapore) Pte. Ltd.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.4

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/12/20~2006/04/06

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 9; average unit price: $59,988,642 NTD; total transaction price: $539,897,775 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.5

United Microelectronics Corporation

April 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2005

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
March	Invoice amount	7,589,363	6,722,878	866,485	12.89%
2006	Invoice amount	21,957,842	19,932,596	2,025,246	10.16%
March	Net sales	8,455,705	7,008,332	1,447,373	20.65%
2006	Net sales	24,384,166	20,285,719	4,098,447	20.20%

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,690,468
UMC’s subsidiaries	22,438	22,445	565,680

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	-32,240	2,894,320	79,380,936
UMC’s subsidiaries	0	0	7,553,114
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(784,198)
Written-off Trading Contracts	0
Realized profit (loss)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	4,155,998
Net Profit from Market Value	732,180
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.6

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United Microelectronics Corporation

For the month of March, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of February 28, 2006	Number of shares held as of March 31, 2006	Changes
—	—	—	—	—

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of February 28, 2006	Number of shares pledge as of March 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2006
Semiconductor Manufacturing Equipment	1,258,291	5,082,336
Fixed assets	6,240	6,521

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2006
Semiconductor Manufacturing Equipment	53,256	72,848
Fixed assets	0	0